UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13D


                Under the Securities Exchange Act of 1934
                           (Amendment No. 7)


           FOODARAMA SUPERMARKETS, INC.
                            (Name of Issuer)

           Common
                      (Title of Class of Securities)

           344820 10 5
                           (CUSIP Number)

  Arthur N. Abbey, 212 East 39th Street, New York, NY l00l6
       Tel. # 212-889-3700
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

           4/15/99
       (Date of Event which Requires Filing of This Statement)



1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of above Person

    Arthur N. Abbey - SS# ###-##-####

2.  Check the Appropriate Box if a Member of a Group   (a)
                                                       (b)

3.  SEC Use Only



4.  Source of Funds

    Personal Funds

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

    United States


                 7.  Sold Voting Power
  Number of
  Shares             114,400

  Beneficially   8.  Shared Voting Power
  Owned by
  Each           9.  Sole Dispositive Power
  Reporting
  Person        l0.  Shared Dispositive Power
  With

  11.  Aggregate Amount Beneficially Owned by Each Reporting Person

       ll4,400

  12.  Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares


  13.  Percent of Class Represented by Amount in Row (11)

       approx. 10.24%

  14.  Type of Reporting Person

       IN